September 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: Heather Clark

Ref.:    Ardagh Group S.A.
            Form 20-F for the Fiscal Year Ended December 31, 2019, filed February 27, 2020
            Form 6-K, furnished July 23, 2020 (Film No. 201043910)
            File No. 001-38032

Dear Ms. Clark:

This letter responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received in a letter, dated September 8, 2020, to David Matthews, Chief Financial Officer of Ardagh Group S.A. (the “Company” or the “Group”), relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the Commission on February 27, 2020 (the “Form 20-F”) and the Company’s Form 6-K, furnished to the Commission on July 23, 2020 (Film No. 201043910) (the “Form 6-K”).

For your convenience, we have reproduced below in italics the Staff’s comments, followed by the Company’s response. Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 20-F and Form 6-K, as applicable. Page references included below are to those contained in the Form 20-F and Form 6-K, as applicable.

R.C.S. Luxembourg: B 160804

Ms. Heather Clark
U.S. Securities and Exchange Commission

Form 20-F for the Year Ended December 31, 2019

Financial Statements

Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies

Revenue recognition, page F-21

1.        We note from your footnote certain contracts for which you manufacture products have no alternative use and you have enforceable right to payment for production completed to date. Revenues from such contracts are recognized over time while revenues for all other contracts are recognized at a point in time (upon dispatch). Please tell us if the amounts recognized over time are material and if so, tell us your consideration of paragraph 114 of IFRS 15 and the disaggregation of revenues from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Alternatively, you may revise your footnote to provide disaggregated revenue recognized from contracts over time and at a point in time.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the total amount of revenue recognised over time is material, amounting to approximately 38% of the total revenue reported for the continuing operations for the year ended December 31, 2019 and 2018, respectively.

In preparing the financial statements as included in the Form 20-F, the Company considered paragraph 114 of IFRS 15 in addition to the referenced guidance in paragraphs B87–B89, with which the Company believes it has complied. Note 3 to the Company’s consolidated financial statements included in the Form 20-F, which begins on page F-25 of the Form 20-F, disaggregates segment revenue on a sales by destination basis, reflecting the Group’s conclusion that the destination in which containers are sold is the primary category that depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The Group’s revenue recognition policy on page F-21 of the Form 20-F notes that where the Group manufactures products for certain customers that have no alternative use, only individual purchase orders create enforceable rights and obligations and meet the definition of a contract in IFRS 15. This disclosure further notes that the individual purchase orders have, in general, a duration of one year or less, which informed the Group‘s conclusion that the economic factors affecting the nature, amount and uncertainty of revenue and cash flows are materially consistent as between products for which revenue is recognised over time versus products for which revenue is recognised at a point in time. In respect of timing, as the portion of the Group’s revenue recognised over time that remained unbilled at December 31, 2019 and 2018 represented approximately 2% of total revenue from continuing operations, the Group concluded that further disaggregation of revenue based on the timing of transfer of goods and service did not provide additional useful information to the users of the financial statements.

Ms. Heather Clark
U.S. Securities and Exchange Commission

The amount of revenue recognised over time that remains unbilled at each period end is disclosed as a contract asset on the face of the balance sheet and the significant changes in the contract asset are disclosed in Note 16 on page F-44 of the Form 20-F.

However, in acknowledgement of the Staff´s comment, and paragraph B89 of IFRS 15, which identifies timing of transfer of goods or services as an example of a category of revenue disaggregation that might be appropriate, the Company intends to add the table included in Annex A to this letter to the Segment Note to the Company’s consolidated financial statements included in future annual report filings on Form 20-F by the Company.

Form 6-K furnished July 23, 2020
Exhibit 99.1, page 1

2.        We note from the first page of your press release that you present the non-GAAP measure Adjusted EBITDA before the most directly comparable GAAP measure, (Loss)/profit for the period, as calculated under IFRS. We further note that you present the non-GAAP measure Adjusted EBITDA margin without a corresponding measure calculated in accordance with IFRS. Please revise to present the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 100(a)(1) and (2) of Regulation G.

Response: The Company respectfully acknowledges the Staff’s comment. Beginning with the Company’s Form 6-K furnished in connection with its results for the quarter ended September 30, 2020, the Company intends to include an updated table presenting the most directly comparable GAAP measure to Adjusted EBITDA margin, (Loss)/profit for the period margin – Group. The table included in Annex B to this letter has been provided for the quarter ended June 30, 2020 for representative purposes only of our intended updated presentation.

The Company respectfully submits that, with respect to the portion of the Staff’s comment related to equal or greater prominence, the requirements of Item 10(e) of Regulation S-K do not apply to the Form 6-K, as the Form 6-K was furnished to the Commission as a periodic report pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not deemed to be filed for purposes of Section 18 of the Exchange Act or Item 10(a) of Regulation S-K and, accordingly, the requirements of Item 10(e) do not apply to the Form 6-K. The Company advises the Staff that, notwithstanding the foregoing, in consideration of the Staff’s comment, beginning with the Company’s Form 6-K furnished in connection with its results for the quarter ended September 30, 2020, the Company intends to present (Loss)/profit for the period – Group and (Loss)/profit for the period margin – Group with equal or greater prominence to the corresponding non-GAAP measure, as presented in Annex B to this letter.

3.        In addition, please revise your presentations of non-GAAP measures to use titles for the measures that are clearly distinguishable from the comparable GAAP titles. In this regard, the non-GAAP measures “cash generated from continuing operations” and “operating cash flow

Ms. Heather Clark
U.S. Securities and Exchange Commission

from continuing operations” and “operating cash flow – group” appear confusingly similar to the GAAP measure Net cash from operating activities.

Response: The Company respectfully acknowledges the Staff’s comment. The Company respectfully submits that the requirements of Item 10(e) of Regulation S-K do not apply to the Form 6-K, as the Form 6-K was furnished to the Commission as a periodic report pursuant to Rule 13a-16 or 15d-16 under the Exchange Act, and is not deemed to be filed for purposes of Section 18 of the Exchange Act or Item 10(a) of Regulation S-K and, accordingly, the requirements of Item 10(e) do not apply to the Form 6-K.

The Company advises the Staff that, notwithstanding the foregoing, the Company intends to revise its reconciliation to (Loss)/profit from continuing operations as described in the response to Question 4 below to no longer include cash generated from continuing operations and operating cash flow – group as set forth in Annex C to this letter and also to change the title of the non-GAAP measure operating cash flow from continuing operations to adjusted operating cash flow from continuing operations, beginning with the Company’s Form 6-K furnished in connection with its results for the quarter ended September 30, 2020. The table included in Annex C to this letter has been provided for the quarter ended June 30, 2020 for representative purposes only of our intended updated presentation.

4.        Furthermore, as your reconciliations of cash generated from continuing operations, operating cash flow from continuing operations, and operating cash flow – group are ultimately reconciled to (Loss)/profit from continuing operations, it is unclear as to whether this non-GAAP measure is used by management primarily as a measure of operating performance or as a measure of liquidity. Please tell us how management uses each measure, and to the extent you use these as measures of liquidity, please revise to provide a reconciliation to the most directly comparable measure, net cash from operating activities, calculated in accordance with IFRS.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that it uses adjusted operating cash flow from continuing operations as a performance measure in managing its business. Internal presentations made to the Chief Operating Decision Maker containing financial information include adjusted operating cash flow from continuing operations as a key performance measure. In addition, annual Company compensation plans for staff are based on achieving both adjusted EBITDA and adjusted operating cash flow from continuing operations targets, given management’s view of both metrics as performance measures.

Notwithstanding the above, in consideration of the Staff’s comments, beginning with the Company’s Form 6-K furnished in connection with its results for the quarter ended September 30, 2020, the Company intends to provide an updated reconciliation table from (Loss)/profit from continuing operations to the performance measure adjusted operating cash flow from continuing operations and eliminate the subheading cash generated from continuing operations in such reconciliation to avoid confusion with the IFRS liquidity measure. The table included in

Ms. Heather Clark
U.S. Securities and Exchange Commission

Annex C to this letter has been provided for the quarter ended June 30, 2020 for representative purposes only of our intended updated presentation.

******************

We hope that our letter has addressed the Staff’s comments. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Richard B. Alsop of Shearman & Sterling LLP at (212) 848-7333.

Very truly yours,

/s/ David Matthews

David Matthews

Chief Financial Officer, Ardagh Group S.A.

cc:	Jean Yu, U.S. Securities and Exchange Commission

Torsten Schoen, Chief Legal Officer & Company Secretary, Ardagh Group S.A.

Richard B. Alsop, Esq., Shearman & Sterling LLP

Ms. Heather Clark
U.S. Securities and Exchange Commission

Annex A

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

Year ended December 31,
	20[xx]	20[xx]	20[xx]
	$’m	$’m	$’m
Over time	xx	xx	xx
Point in time	xx	xx	xx
Group	xx	xx	xx

Ms. Heather Clark
U.S. Securities and Exchange Commission

Annex B

	June 30, 2020	June 30, 2019	Change	Constant Currency
	($’m except per share data)
Revenue (1)	1,606	1,712	(6%)	(5%)

(Loss)/profit for the period - Group	(64)	69
(Loss)/profit for the period margin - Group	(4.0%)	4.0%
(Loss)/earnings per share - Group	(0.27)	0.29

Adjusted EBITDA (1)	271	310	(13%)	(11%)
Adjusted EBITDA margin (1)	16.9%	18.1%
Adjusted earnings per share - Group (2)	0.37	0.48

Dividend per share declared (3)	0.15	0.14

(1) Continuing Operations results unless stated otherwise. For a reconciliation to the most comparable GAAP measures, see page 13.

(2) Adjusted earnings per share and Adjusted profit for the three and six months ended June 30, 2020 includes the Group’s share of the Adjusted profit of its material equity accounted joint venture, Trivium Packaging B.V. which is further set out on page 12. The comparative periods include the results of the divested Food & Specialty business which have been presented as a Discontinued Operation.

(3) Payable on October 1, 2020 to shareholders of record on September 17, 2020.

Summary Financial Information

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	(in $ millions, except EPS, ratios and percentages)
Revenue (4)	1,606	1,712	3,228	3,351

(Loss)/profit for the period - Group	(64)	69	19	82
(Loss)/profit for the period margin - Group	(4.0%)	4.0%	0.6%	2.4%
(Loss)/earnings per share - Group	(0.27)	0.29	0.08	0.35

Adjusted EBITDA (4)	271	310	544	586
Adjusted EBITDA margin (4)	16.9%	18.1%	16.9%	17.5%
Adjusted profit for the period - Group (5)	87	114	160	197
Adjusted earnings per share - Group (5)	0.37	0.48	0.68	0.83

Adjusted operating cash flow (4)	183	107	(102)	34

Ms. Heather Clark
U.S. Securities and Exchange Commission

(4) Continuing Operations results for the three and six months ended June 30, 2019 unless stated otherwise. For a reconciliation to the most comparable GAAP measures, see page 13.

(5) Adjusted earnings per share and Adjusted profit for the three and six months ended June 30, 2020 includes the Group’s share of the Adjusted profit of its material equity accounted joint venture, Trivium Packaging B.V. which is further set out on page 12. The comparative periods include the results of the divested Food & Specialty business which have been presented as a Discontinued Operation.

Ms. Heather Clark
U.S. Securities and Exchange Commission

Annex C

Reconciliation of (Loss)/profit from continuing operations for the period to Adjusted EBITDA from continuing operations, Adjusted operating cash flow from continuing operations and Adjusted free cash flow - Group

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$’m	$’m	$’m	$’m
(Loss)/profit from continuing operations	(59)	37	(3)	16
Income tax (credit)/charge	(6)	7	4	(1)
Net finance expense	145	108	179	240
Depreciation and amortization	169	162	336	324
Exceptional operating items	5	(4)	8	7
Share of post-tax loss in equity accounted joint venture	17	—	20	—
Adjusted EBITDA from continuing operations	271	310	544	586
Movement in working capital	37	(53)	(372)	(230)
Exceptional restructuring paid	—	(6)	(1)	(8)
Capital expenditure (11)	(104)	(126)	(230)	(280)
Lease payments	(21)	(18)	(43)	(34)
Adjusted operating cash flow from continuing operations	183	107	(102)	34
Adjusted operating cash flow from discontinued operation	—	(6)	—	(49)
Interest paid	(73)	(129)	(157)	(210)
Income tax paid	(11)	(22)	(23)	(38)
Adjusted free cash flow - Group (12)	99	(50)	(282)	(263)

(11) Capital expenditure for the three and six months ended June 30, 2020, includes $35 million and $76 million relating to Business Growth Investment projects respectively.

(12) Adjusted free cash flow – Group results for the three and six months ended June 30, 2019 reflect that the Group divested the Food & Specialty business as of October 31, 2019.